Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Powerbridge Technologies Co., Ltd.

(Name of Issuer)

Ordinary Shares, $ 0.00166667 par value per share
(Title of Class of Securities)

G72007100

(CUSIP Number)

Stewart Lor

Advanced Business Park,

9th Fl, Bldg C2, 29 Lanwan Lane,

Hightech District, Zhuhai,

Guangdong 519080, China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G72007100

(1)	Name of Reporting Persons: Hogstream International Ltd. (“Hogstream”) S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 59,647,297(1)
(8) Shared Voting Power: 0
(9) Sole Dispositive Power: 59,647,297(1)
(10) Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 59,647,297(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 12.7% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Represents 59,647,297 Ordinary Shares held by Hogstream International Ltd., a British Virgin Islands company.

(2)	The calculation of this percentage is based on 469,029,154 Ordinary Shares of the Issuer outstanding as of March 21, 2023 as informed by the Company.

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CUSIP Number: G72007100

(1)	Name of Reporting Persons: Stewart Lor (“Stewart”) S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 59,647,297(1)
(8) Shared Voting Power: 0
(9) Sole Dispositive Power: 59,647,297(1)
(10) Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 59,647,297(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 12.7% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Represents 59,647,297 Ordinary Shares held by Hogstream, of which Stewart is the sole shareholder and therefore Stewart maintains sole voting and dispositive control over the shares reported herein.

(2)	The calculation of this percentage is based on 469,029,154 Ordinary Shares of the Issuer outstanding as of March 21, 2023 as informed by the Company.

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CUSIP Number: G72007100

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed on April 5, 2019 (the “Schedule 13D”), the Amendment No. 1 to Schedule 13D filed on May 29, 2020, the Amendment No. 2 to Schedule 13D filed on April 29, 2022, and the Amendment No. 3 to Schedule 13D filed on December 30, 2022 with the Securities and Exchange Commission by the Reporting Persons (as defined below) with respect to beneficial ownership of the Ordinary Shares with a par value of US$0.00166667 per share (the "Ordinary Shares"), of Powerbridge Technologies Co., Ltd., a Cayman Islands exempted company with limited liability whose principal place of business is in Zhuhai, China (the “Company” or the “Issuer”).

The purpose of this Amendment is to reflect an aggregate of 29,835,664 Ordinary Shares acquired by Hogstream, a British Virgin Islands company wholly-owned by Stewart, of which (i) 505,920 Ordinary Shares were acquired in the open market in December 2022; and (ii) 13,966,544 Ordinary Shares were acquired pursuant to the security purchase agreement dated March 10, 2023, entered between Hogstream and an existing shareholder of the Issuer; and (iii) 15,363,200 Ordinary Shares were acquired pursuant to the security purchase agreement dated March 10, 2023, entered between Hogstream and an existing shareholder of the Issuer.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(a)	The names of the Reporting Persons are:

i.	Stewart Lor; and

ii.	Hogstream International Ltd.

Stewart owns 59,647,297 Ordinary Shares held by Hogstream.

Hogstream owns 59,647,297 Ordinary Shares of the Company. Stewart owns 100% equity interest in Hogstream and Stewart is therefore deemed the beneficial owner of such shares.

(b)

The principal business address of Stewart is c/o Powerbridge Technologies Co., Ltd., Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China.

The principal office address for Hogstream is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(c)	Stewart is the Chief Executive Officer of the Company.

The principal business of Hogstream is to act as an investment holding company to hold the Ordinary Shares beneficially owned by Stewart.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Citizenship of Stewart: United States of America Hogstream is a company incorporated in the British Virgin Islands.

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CUSIP Number: G72007100

Item 3. Source and Amount of Funds or Other Consideration.

Information contained in Item 4 hereunder is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The following paragraph is added to and deemed to be a part of Item 4 of the Schedule 13D:

In December 2022, Hogstream acquired an aggregate of 505,920 Ordinary Shares in the open market transactions at an average price of $0.154 per share.

On March 10, 2023, two individual existing shareholders of the Issuer entered into separate security purchase agreements with Hogstream, pursuant to which each of them agreed to sell 13,966,544 Ordinary Shares and 15,363,200 Ordinary Shares to Hogstream, respectively, at a price of US$0.080 per share for an aggregate total consideration of US$2,346,379.52. Upon the closing of the transactions on March 15, 2023, the two individual existing shareholders of the Issuer transferred an aggregate 29,329,744 Ordinary Shares to Hogstream.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

a.	The aggregate number and percentage of shares of the Company’s Ordinary Shares to which this Amendment relates is 59,647,297 Ordinary Shares, constituting approximately 12.7% of the Company’s outstanding votes against the voting rights represented by 469,029,154 Ordinary Shares issued and outstanding as of March 21, 2023.

b.	The beneficial ownership of each of the Reporting Persons is:

i.	Stewart Lor: 59,647,297 (12.7%), through his control over Hogstream.

ii.	Hogstream International Ltd.: 59,647,297 (12.7%).

Stewart is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 59,647,297 votes reported herein through Hogstream.

Hogstream holds 59,647,297 votes reported herein, but as the sole equity owner of Hogstream, Stewart is deemed to control and/or have disposition rights and voting rights over such votes.

c.	Other than as described herein, the Reporting Person has not affected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

d.	Not Applicable.

e.	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

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CUSIP Number: G72007100

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement (Previously filed; incorporated by reference to the identically named exhibit to Schedule 13D/A filed with the Securities and Exchange Commission on April 29, 2022)

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CUSIP Number: G72007100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2023

Hogstream International Ltd.

By:	/s/ Stewart Lor
Name:	Stewart Lor
Title:	Director

Stewart Lor

By:	/s/ Stewart Lor
Name:	Stewart Lor

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